Mail Stop 4561

February 12, 2008

Mr. Rex P. Doyle
Epic Energy Resources, Inc.
10655 Six Pines, Suite 210
The Woodlands, TX 77380

> Re: **Epic Energy Resources, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 4, 2008**
> **File No. 333-148479**

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale. To calculate this amount, use the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

2. Please provide us with a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection

with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction. Include any interest payments, liquidated damages, payments made to finders or placement agents, and any other payments or potential payments. Please describe the material terms of each such payment. Do not include any repayment of principal on the convertible notes.

Further, please tell us the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3.   Please provide us with a tabular presentation of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, with the following information presented separately:

- the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

- the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

  - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total possible number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the combined conversion price of the total possible number of shares underlying the convertible note, calculated by using the conversion price

> on the date of the sale of the convertible note and the total possible shares underlying the convertible note; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the combined conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional information in the table as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please describe these terms in the table.

4. Please provide us with a tabular presentation of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, with the following information presented separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total possible number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the combined conversion price of the total possible number of shares underlying that other security, calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the combined conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5.   Please provide us with a table showing:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

Further, please tell us – as a percentage – the total amount of all possible payments as provided in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as provided in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6.   Please provide us with a table showing all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Provide the following information separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7.   Please provide us with a table comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us with the following:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), including a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10.   Please provide us with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement. Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11.   Please note that beginning February 4, 2008, Form SB-2 is no longer available. Please file your amended registration statement on the appropriate available form. Refer to SEC Release No. 33-8876 (Dec. 19, 2007).

12.   Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.

13.   In your next amendment, please include page numbers for all of the financial statement disclosure. Please number the pages consecutively starting with F-1. Do not start new page numbering for each separate set of financial statements.

Prospectus Cover Page

14.   Please revise to disclose the offering price for all of the shares being registered. Refer to Item 501(b)(3) of Regulation S-K.

15.   The disclosure in the second paragraph indicates that you are registering the primary offering by Epic Energy of shares that may be issued as payment of principal on the notes. The selling shareholders table on page 39, however, indicates that those shares will be offered by the selling shareholders. Please revise to reconcile this discrepancy.

Risk Factors, page 3

16.   Please revise to visually distinguish the risk factor subheadings from the text of the risk factor. Consider using bold faced type, underlining, italics, or some other method.

17.   Please include a risk factor discussing your lack of operating history.

18.   You note on page 4 that you may pursue acquisitions in the future. Please
        disclose whether or not you have any current acquisition plans.

19.   You disclose on page 5 that you could face substantial liability due to claims from
        customers or third parties. Please provide additional disclosure as to the type and
        nature of claims to which you may be subject.

Management's Discussion and Analysis and Plan of Operation

Results of Operations

Epic, page 10

20.   Please include a discussion on your cost of revenue and how you intend to
        allocate resources between your consulting and oil and gas exploration and
        development segments.

Pearl Investment Company, page 10

21.   Please disclose the dollar amount of revenue, increase in revenues, cost of
        revenues, gross profit, and all other amounts discussed in the results of operations.

Liquidity and Capital Resources, page 11

22.   Please discuss the increase in cash provided by operations of Pearl Investment
        Company from fiscal year 2005 to fiscal year 2006.

23.   We note that you sold notes in the principal amount of $20,250,000. Please revise
        to also disclose purchase price paid by the investors and the amount of any
        discount to the face amount.

24.   Please include a discussion of your expected source of funds to meet the quarterly
        interest payments due in the next twelve months on the notes issued in December
        2007 and the additional $3.1 million loan from a private lender, which requires
        interest payments monthly in the amount of $72,000.

25.   Please revise to describe the penalties that you will owe note holders in the event
        this registration statement is not declared effective within 120 days after the
        offering. We note the disclosure on page F-5 in Explanatory Note 5.

Critical Accounting Policies, page 15

26.   You indicate that the proved reserve information was based on an evaluation
        prepared by independent petroleum engineers. Please name the independent

engineer and include a letter of consent. Please see Instruction B to Item 102 in Regulation S-K.

Business, page 21

27.   The notes to the financials statements of Pearl Investment Company contain disclosure that two to four customers accounted for 78% and 82% of the total revenues for the fiscal years ended December 31, 2006 and 2005, respectively. Please add disclosure on your dependence, if any, on one or a few major customers here and in the Risk Factors section. Refer to Item 101(h)(vi) of Regulation S-K.

Consulting Services, page 22

28.   Please furnish marked copies of all market studies and third-party information to support the factual statements made on page 22 relating to "large oil and gas companies."

29.   Please identify for us the specific countries where The Carnrite Group serves clients.

Management, page 30

30.   Please indicate who serves as your primary financial officer.

31.   You disclose that Mr. David R. Reynolds has worked on "oil and gas projects" since January 2006. Please identify Mr. Reynolds's employer during this period.

32.   Please provide Dr. Robert M. Ferguson's business experience and the name of his employer for the past five years. We refer you to Item 401(e) of Regulation S-K.

Executive Compensation, page 33

33.   Please expand the summary compensation table to provide compensation information for fiscal years 2007 and 2006 as required by Item 402(n) of Regulation S-K.

34.   Please provide the dollar amount calculated in accordance with FAS 123R for the option awards granted to the named executive officers on October 24, 2006 or explain why it is not possible to calculate such amount. Refer to Item 402(n)(2)(vi) of Regulation S-K.

35.   We note that Mr. R. Bret Rhinesmith is a member of your management team and president of your subsidiary Pearl Investment Group. Given the amount of his disclosed annual salary, please explain why you believe Mr. Rhinesmith should

> not be listed as a named executive officer. We refer you to Item 402(m)(2) of
> Regulation S-K.

36.   Please provide information for your most recent fiscal year on the compensation
        of your directors as required by Item 402(r) of Regulation S-K.

37.   We note that the Director Compensation Policy posted on your website provides
        that cash compensation will be paid to each director per board meeting attended.
        Please explain how the director compensation disclosed on page 36 is consistent
        with your Director Compensation Policy. Please also provide a 'total' column in
        the Director Compensation table.

Stock Options and Bonus Plan, page 36

38.   Please update the options table at the top of page 37 to reflect options outstanding
        at the end of fiscal year 2007.

Certain Relationships and Related Transactions, page 38

39.   Please disclose the consideration received, if any, by Messrs. Rex Doyle and John
        Ippolito for the cancellation of their shares of common stock.

40.   Please describe the issuance of shares to Mr. Rhinesmith in exchange for his
        interest in Pearl Investment Company. Provide similar disclosure with respect to
        any other related parties that were involved in your acquisitions of Carnrite and
        Pearl.

Principal Shareholders, page 38

41.   Please include share ownership information for Kevin G. McMahon, a member of
        your board of directors.

42.   Please revise footnote 1 to the table to clarify, if true, that the options are
        exercisable within 60 days from the date of the table. Also, please revise the table
        to include all shares that may be acquired within 60 days upon the exercise of
        outstanding warrants or any other convertible securities and describe those
        securities in a footnote to the table.

Selling Shareholders and Plan of Distribution, page 39

43.   Please state if any selling shareholder has held any position, office or had any
        other material relationship with you or any of your predecessors or affiliates in the
        last three years. We refer you to Item 507 of Regulation S-K.

44.   Please include a column in your selling shareholder table indicating the total amount of the issuer's securities owned by each selling shareholder prior to the offering. Also, include the percentage of the outstanding common stock to be owned by each selling shareholder after the offering. Refer to Item 507 of Regulation S-K.

45.   We note that certain selling shareholders appear on the selling shareholder table twice. Please present each selling shareholder on one line in the selling shareholder table and aggregate all shares in each class of securities held by such selling shareholder.

46.   You include the following statement on page 44 of the prospectus: "The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved." Please tell us the basis for this statement.

47.   Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

48.   If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

- how long the selling shareholders have held the securities,

- the circumstances under which the selling shareholders received the securities,

- the selling shareholders' relationship to the issuer,

- the amount of securities involved,

- whether the sellers are in the business of underwriting securities, and

- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

- the seller purchased in the ordinary course of business and

- at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description of Capital Stock

Warrants Held by Private Investors, page 50

49.   Please clarify how the warrants described in this subsection differ from the warrants described under the subsection entitled "Notes and Warrants."

Experts, page 51

50.   Please disclose the name of counsel opining on the validity of the securities being registered or upon any other legal matters concerning the registration or offering of the securities. In addition, file a revised consent that expressly provides counsel's consent to being named in the registration statement.

Unaudited Pro forma Condensed Combined Financial Statements, page F-1

General

51.   Revise your pro forma financial statements to include one set of financial statements that includes the impact of the acquisitions of The Carnrite Group, L.L.C. and Pearl Investment Company.

Unaudited Pro forma Condensed Combined Balance Sheet, page F-2

52.   Tell us whether you allocated any of the purchase price of Pearl Investment Company to identified intangible assets and liabilities. Specifically, given the significant customer concentration noted in Note 1 to the financial statements of Pearl Investment Company, tell us whether any of the purchase price was allocated to customer relationships.

Unaudited Pro forma Condensed Combined Statement of Operations, page F-3

53.   Tell us why you have not recorded an adjustment for interest expense related to the notes payable issued in December 2007.

Explanatory Notes

Note 2, page F-4

54.   It appears that the fair market value of your stock was approximately $3.15 per share at the time you issued 4.397,000 of stock. Explain to us, and expand your footnote disclosure, to describe how you have accounted for the difference between the fair value of your stock on the date of issuance and the issuance price of $1.50 per share.

Note 4, page F-4

55.   Explain to us, and revise your disclosure to include a discussion of, the reasons why the issuance of warrants resulted in you recording a derivative liability. In your response and your disclosure include a discussion of the impact this derivative liability will have on your future financial statements. Cite any relevant accounting literature in your response.

Note 5, page F-4

56.   Expand your disclosure to include a discussion of the reasons why you have not recorded a liability for potential liquidated damages.

Financial Statements of Epic Energy Resources, Inc as of December 31, 2006

Statement of Changes in Stockholders' Equity, page 6

57.   Explain to us how you determined the fair value of the 44 million shares issued to employees during 2006.

2. Summary of Significant Accounting Policies

Revenue Recognition

58.   Please tell us how your policies upon sale of proved and unproved properties complies with Rule 4.10(c)(6)(i) of Regulation S-X.

Other Mineral Reserves

59.   You indicate the value of helium reserves which you state is produced as part of the production of the oil and gas produced from your properties in Kansas. As those properties are apparently shut-in indefinitely it does not appear that it is reasonably certain that the helium will be produced or that you have an agreed to

market for it. Therefore, please remove this disclosure from your disclosure here and elsewhere or tell us why you believe it is not necessary.

Supplementary Financial Information for Oil and Gas Producing Activities

60.   You state under Oil and Gas Development that 58 gas wells in Rush County, Kansas are have been shut-in since January 2007 due to the gas plant's closure and you do not know if it will re-open and you are currently looking for an alternate buyer of your gas. Because there is no existing market for this natural gas you cannot disclose them as proved reserves. Therefore, please remove these volumes of gas from your volumes of proved reserves here and elsewhere in the document or tell us why you believe it is not necessary.

61.   Please include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

62.   Based on the reserve adjustment please adjust the Standardized Measure of Discounted Future Net Cash Flows as necessary.

Financial Statements of Epic Energy Resources, Inc. as of September 30, 2007

General

63.   Please update your financial statements to reflect the correction of an error noted in Item 4.02 of your Form 8-K filed on February 12, 2008.

2. Business Combination, page 7

64.   Please tell us why you have included the operations of Carnrite for the period from July 1, 2007 through September 30, 2007 given the actual purchase did not occur until August 13, 2007.

65.   Tell us whether you allocated any of the purchase price of The Carnrite Group L.L.C. to identified intangible assets and liabilities. Specifically, given the significant customer concentration noted in Note 4 to the financial statements of The Carnrite Group L.L.C, tell us whether any of the purchase price was allocated to customer relationships.

3. Oil and Gas Properties, page 9

66.   Explain to us how you are accounting for your 50 percent interest in Epic Exploration and Production. To the extent the subsidiary is not consolidated explain to us your basis in GAAP for not consolidating the entity. Cite any relevant accounting literature in your response.

4. Long-Term Debt

67.   Explain to us why your long-term debt disclosure does not include any disclosure
        of the terms of your $362,000 line of credit.

5. Stock holders' Equity

Warrants, page 11

68.   We note that there were 897,100 warrants outstanding as of December 31, 2006.
        Please tell us where you have you included the appropriate disclosures regarding
        these warrants in your audited financial statements for the year ended December
        31, 2006.

Unaudited Pro forma Condensed Combined Financial Statements as of June 30, 2007

Explanatory notes, page F-16

Note 2, page F-16

69.   Explain to us why you have not included an adjustment of employment
        agreements entered into with key members of management of Carnrite.

Financial Statements of Pearl Development Company as of December 31, 2006

Statements of Income, page 3

70.   Please tell us how your presentation of gross margin complies with SAB11B as it
        appears that you have excluded depreciation and amortization expense from the
        cost of providing the services.

71.   Please revise to present revenue recorded as a result of reimbursement of certain
        costs apart from other service revenue.

Note 9 – Subsequent events, page 11

72.   Explain to us how you accounted for the reorganization plan implemented on
        January 1, 2007. Cite any relevant accounting literature in your response.

Part II

Item 26 – Recent Sales of Unregistered Securities

73.   With respect to shares issued as consideration for consulting services, please revise to describe the services performed. Also, please tell us why you issued shares for services rendered to Pearl Investment Company, as disclosed on page 3.

Item 26 – Exhibits

74.   Please revise the incorporation by reference of Exhibit 3.1 to File No. 000-31357 filed on August 22, 2000. Please refer to Item 10(d) of Regulation S-K.

Signature Page

75.   Please identify that Mr. Rex P. Doyle is also signing the registration statement in his individual capacity as your principal executive officer and principal financial officer as well as a member of the board of directors.

Exhibit 5

76.   Please provide a revised opinion that addresses the validity of all shares registered. Currently, the number of shares referenced in the opinion is different from the number of shares being registered.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: William T. Taft, Esq.
        VIA FAX (303) 839-5414